Exhibit 99.3

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2009. There has been no material change in our capitalization since March 31, 2009.

This table should be read in conjunction with the Company’s consolidated financial statements and the notes thereto, and “Item 5. Operating and Financial Review and Prospects,” both included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008 filed with the Securities and Exchange Commission on April 30, 2009.

As of March 31, 2009 (Unaudited)
In thousands of U.S. Dollars
Long-term secured debt obligations (including current portion)	$1,492,339
Negative fair value of interest rate swaps, net	86,784
Stockholders equity:
Common shares, $1.00 par value; 100,000,000 shares authorized; 37,671,392 issued	37,671
Cost of Treasury Stock (757,800 shares)	(18,063)
Additional paid-in capital	265,978
Accumulated other comprehensive loss	(68,674)
Retained earnings	686,589
Noncontrolling interest	5,208

Total stockholders’ equity	908,709

Total capitalization	$2,487,832